July 31 2017

VIA EDGAR

Jan Woo, Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 4561

100 F Street NE

Washington, DC  20549

Re:CannaSys, Inc.

Registration Statement on Form S-1

File No. 333-219010

Dear Ms. Woo:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the registrant hereby respectfully requests that the U.S. Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof, of its Registration Statement on Form S-1 (File No. 333-219010), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the SEC on June 28, 2017. The Registration Statement has not been declared effective.

The registrant has determined to withdraw the Registration Statement and requests that the SEC consent to this application on the grounds that the registrant is ineligible to sell the securities in the transaction as proposed and withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The registrant confirms that no securities were sold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the SEC unless, within 15 days after such date, the registrant receives notice from the SEC that this application will not be granted.

Thank you for your consideration of this request.

Sincerely,

CANNASYS, INC.

/s/ Patrick G. Burke

Patrick G. Burke

Chief Executive Officer

CannaSys, Inc.

1350 17th Street, Suite 150, Denver, Colorado 80202 (720) 480-1689

www.cannasys.com